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                                                            EXHIBIT 1.A.(13)(ee)

        RIDER FOR LEVEL TERM INSURANCE BENEFIT ON LIFE OF INSURED SPOUSE

     This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.


BENEFIT

     We will pay an amount under this benefit if we receive due proof that the insured spouse died: (1) in the term period for the benefit; and (2) while this contract is in force and not in default beyond the last day of the grace period. We will pay this amount to the beneficiary for insurance payable upon the insured spouse's death. But our payment is subject to all the provisions of the benefit and of the rest of this contract. The phrase insured spouse means the Insured's spouse named in the application for this contract.

     We show the initial amount of term insurance under this benefit on the contract data pages. We also show the term period for the benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.


                                PAID-UP INSURANCE

PAID-UP INSURANCE ON LIFE OF INSURED SPOUSE

     The Insured might die: (1) in the term period for this benefit; (2) while this contract is in force and not in default past the last day of the grace period; and (3) while the insured spouse is living. In this case, the insurance on the life of the insured spouse under the benefit will become paid-up term insurance. While the paid-up insurance is in effect, the contract will remain in force until the end of the term period for the benefit. The paid-up insurance will have cash values but no loan value.

     If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. We base this net cash value on the insured spouse's age and sex. The insured spouse's age at any time will be his or her age last birthday on the contract date plus the length of time since that date. We use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

     We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year. If we are asked for the values which apply, we will furnish them.


                     CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

     While the Insured is living, you may be able to exchange this benefit for a new contract of life insurance on the life of the insured spouse. In any of these paragraphs, when we use the phrase new contract we mean the contract for which the benefit may be exchanged. You will not have to prove that the insured spouse is insurable.

CONDITIONS

     Your right to make this exchange is subject to all these conditions: (1) The amount we would have paid under this benefit if the insured spouse had died just before the contract date of the new contract must be large enough to meet the minimum for a new contract, as we describe under Contract Specifications
(2) You must ask for the exchange in writing and in a form that meets our needs.
(3) You must send this contract to us to be endorsed. (4) We must have your request and the contract at our Home Office while the benefit is in force and at least five years before the end of its term period.

     The new contract will not take effect unless the premium for it is paid while the insured spouse is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this benefit ended just before that contract date.


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CONTRACT DATE

     The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be less than five years before the end of the term period for the benefit. And it may not be more than 31 days before we have your request at our Home Office.


CONTRACT SPECIFICATIONS

     The new contract will be in the standard rating class. We will set the issue age and the premiums for the new contract in accord with our regular rules in use on its contract date.

     The new contract may be on any life or endowment plan we would regularly issue on its contract date for the same rating class, amount, issue age and sex. But it cannot be any of these: (1) a single premium contract; or (2) one that insures anyone in addition to the insured spouse; or (3) one that includes or provides for term insurance other than extended insurance; or (4) one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or (5) one with supplementary benefits other than the benefit to which we refer later in these paragraphs.

     Its face amount will be the amount you ask for in your request. But except as we state below, that amount must be an amount we would regularly issue for the plan you choose. And it cannot be less than $10,000 or more than 80% of the amount we would have paid under this benefit if the insured spouse had died just before the contract date of the new contract. (Since $10,000 is 80% of $12,500, the amount we would have paid must be at least $12,500 for an exchange to be possible.) The face amount you want might be less than the smallest amount we would regularly issue on the plan you wish. In that case we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan if you ask us to do so.

     If: (1) the new contract is either on the Life Paid Up at Age 85 plan or has a premium period at least as long as for that plan; and (2) we would include in other contracts like it a benefit for waiving or paying premiums in the event of disability, here is what we will do. Even though this contract does not have that benefit on the life of the insured spouse, we will put it in a new contract on his or her life. The benefit, if any, in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In this paragraph, when we use the phrase other contracts like it, we mean contracts we would regularly issue on the same plan and for the same rating class, amount, issue age and sex.

     We will not waive or pay any premium under a new contract unless the disability started on or after its contract date. And we will not waive or pay any premium under a new contract unless it has a benefit for waiving or paying premiums in the event of disability. This will be so even if we have waived or paid premiums under this contract.


CHANGES

     You may be able to have this benefit changed to a contract of life insurance (either with us or with a subsidiary of ours) other than in accord with the requirements for exchange that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.


                            MISCELLANEOUS PROVISIONS


OWNERSHIP AND CONTROL

     Unless we endorse this contract to say otherwise, while the Insured is living the owner alone may exercise all ownership and control of this contract. This includes, but is not limited to, these rights: (1) to assign the contract; and (2) to change any subsequent owner. A request for such a change must be in writing to us at our Home Office and in a form that meets our needs. The change will take effect only when we endorse the contract to show it.

     Unless we endorse this contract to say otherwise: (1) while any insurance is in force after the Insured's death, the owner of the contract will be the insured spouse; and (2) the owner alone will be entitled to (a) any contract benefit and value, and (b) the exercise of any right and privilege granted by the contract or by us. But any insurance payable upon the Insured's death will be payable to the beneficiary for that insurance.


BENEFICIARY

     The word beneficiary where we use it in this contract without qualification means the beneficiary for insurance payable upon the death of the Insured.

     Unless we endorse this contract to say otherwise, the beneficiary for insurance payable upon the death of the insured spouse will be the Insured if living, otherwise the estate of the insured spouse.



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     The beneficiary for insurance payable upon the death of the insured spouse may be changed. The request must be in writing and in a form that meets our needs. It will take effect only when we file it at our Home Office; this will be after the contract is sent to us to be endorsed, if we ask for it. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the insured spouse is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

     When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.


MISSTATEMENT OF AGE OR SEX

     If the insured spouse's stated age or sex or both are not correct, we will change each benefit and any amount payable to what the premium and charges would have bought for the correct age and sex.

     The Schedule of Premiums may show that premiums change or stop on a certain date. We may have used that date because the insured spouse would attain a certain age on that date. If we find that the issue age for the insured spouse was wrong, we will correct that date.


SUICIDE EXCLUSION

     If the insured spouse, whether sane or insane, dies by suicide within the period which we state in the Suicide Exclusion under General Provisions and while this benefit is in force, we will not pay the amount we describe under benefit above. Instead, we will pay no more than the sum of the monthly charges deducted for this benefit to the date of death plus the charge for applicable taxes. We will make that payment in one sum.


REINSTATEMENT

     If this contract is reinstated, it will not include the insurance that we provide under this benefit on the life of the insured spouse unless we are given any facts we need to satisfy us that the insured spouse is insurable for the benefit.


CONTRACT VALUE OPTIONS

     If this contract has a Contract Value Options provision, it will apply only during the Insured's lifetime. Any extended or reduced paid-up insurance that may be described there is on the life of the Insured only.


CONTRACT LOANS

     If this contract has a Loans provision, we will not consider any contract debt when we determine the amount payable, if any, at the death of the insured spouse.


INCONTESTABILITY

     Except for default, we will not contest this benefit after it has been in force during the insured spouse's lifetime for two years from the issue date.


BENEFIT PREMIUMS AND CHARGES

     We show the premiums for this benefit in the Schedule of Premiums in the contract data pages. From each premium payment, we make the deductions shown under Schedule of Deductions from Premium Payments in these pages and the balance is the invested premium amount which is added to the contract fund.

     The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the contract data pages.

     Benefit premiums and monthly charges stop on the earliest of: (1) the death of the Insured, (2) the death of the insured spouse, and (3) the contract anniversary at the end of the term period for this benefit.


TERMINATION

     This benefit will end on the earliest of:

     1. the end of the last day of grace of a premium in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

     2. the end of the last day before the contract date of any other contract
(a) for which the benefit is exchanged, or (b) to which the benefit is changed;

     3. the date the contract is surrendered under its Cash Value Option, if it has one, or the paid-up insurance, if any, under the benefit is surrendered; and

     4. the date the contract ends for any other reason.


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     Further, if you ask us in writing, and we agree, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

     This Supplementary Benefit rider attached to this contract on the Contract Date

The Prudential Insurance Company of America,


     By  /s/  SPECIMEN
        ----------------------
              Secretary


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